                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)



                                XYLAN CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   984151 10 0
                                 (CUSIP Number)


                                  MICHAEL HAASE
                                   ALCATEL USA
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-6855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  MARCH 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/

                                  SCHEDULE 13D

CUSIP NO.     984151 10 0                                 PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS

          Zeus Acquisition Corp.
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Pending
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
    2                                                                    (b) / /

--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          AF
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEM 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          California
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
                     7
                           0
                 ---------------------------------------------------------------
    NUMBER OF              SHARED VOTING POWER
     SHARES          8
  BENEFICIALLY             4,943,705 shares of Common Stock (right to acquire)
    OWNED BY     ---------------------------------------------------------------
      EACH                 SOLE DISPOSITIVE POWER
    REPORTING        9
   PERSON WITH             0
                 ---------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                    10
                           4,943,705 shares of Common Stock (right to acquire)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          4,943,705 shares of Common Stock (right to acquire)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12     SHARES*                                                            / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          11.6%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     984151 10 0                                 PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS

          Alcatel Data Networks, S.A.
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Not applicable
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
    2                                                                    (b) / /

--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEM 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          France
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
                     7
                           0
                 ---------------------------------------------------------------
    NUMBER OF              SHARED VOTING POWER
     SHARES          8
  BENEFICIALLY             2,814,244 shares of Common Stock
    OWNED BY     ---------------------------------------------------------------
      EACH                 SOLE DISPOSITIVE POWER
    REPORTING        9
   PERSON WITH             0
                 ---------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                    10
                           2,814,244 shares of Common Stock
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          2,814,244 shares of Common Stock
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12     SHARES*                                                            / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          6.6%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.     984151 10 0                                 PAGE 4 OF 7 PAGES

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS

          Alcatel
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Not applicable
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
    2                                                                    (b) / /

--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEM 2(D) OR 2(E)                                              / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          France
--------------------------------------------------------------------------------
                           SHARED VOTING POWER
                     7
                           0
    NUMBER OF    ---------------------------------------------------------------
     SHARES                SOLE VOTING POWER
                     8     7,757,949 shares of Common Stock (including 4,943,705
  BENEFICIALLY             shares that Alcatel has the right to acquire)
    OWNED BY     ---------------------------------------------------------------
      EACH                 SHARED DISPOSITIVE POWER
    REPORTING        9
   PERSON WITH             0
                 ---------------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                    10     7,757,949 shares of Common Stock (including 4,943,705
                           shares that Alcatel has the right to acquire)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          7,757,949 shares of Common Stock (including 4,943,705 shares that Alcatel has the right to acquire)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12     SHARES*                                                            / /

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          18.3%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          CO
--------------------------------------------------------------------------------

                                                               PAGE 5 OF 7 PAGES


ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.001 per share (including the associated Preferred Share Purchase Rights), of Xylan Corporation, a California corporation (the "Company"), whose principal executive offices are located at 26707 West Agoura Road, Calabasas, California 91302. Capitalized terms used herein shall have the meanings ascribed to them in the Offer to Purchase, dated March 8, 1999 (the "Offer to Purchase"), filed with the Securities and Exchange Commission by Alcatel and Zeus Acquisition Corp., which is annexed hereto as Exhibit 1.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) and (f) This Statement is being filed by Alcatel, a French corporation ("Parent" or "Alcatel"), Alcatel Data Networks, S.A., a French corporation and a subsidiary of Parent ("ADN"), and Zeus Acquisition Corp., a California corporation and a wholly-owned indirect subsidiary of Parent ("Purchaser"). The information concerning the name, state or other place of organization, principal business, address of the principal business and address of the principal office of each of Purchaser and Parent and the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the executive officers and directors of Purchaser and Parent is set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and is incorporated herein by reference. ADN's principal business address is 1-3 avenue Jeanne Braconier 92360 Meudon la Foret, France.

The directors and executive officers of ADN are as follows:

         Olivier Baujard, Chairman and Chief Executive Officer. Joined Alcatel in 1988; has been President of the Enterprise & Data Division (EDD) of
Alcatel, located at 32 avenue Kleber 92707 Colombes (France) since October 1997; was previously joint President of the Switching Systems Division of Alcatel.

         Olivier Calemard, director. Joined Alcatel in 1969. Since January 1996, he has been Chief Financial Officer of Alcatel CIT, a subsidiary of Alcatel located at 10 rue Latecoere 78141 Velizy-Villacoublay (France), of which he was previously Chief Controller (since 1991).

         Guy Sieger, director. Joined Alcatel in 1985. Since May 1996, he has been Chief Financial Officer of Alcatel Business Systems (ABS), a subsidiary of Alcatel located at 52 avenue Jean Jaures 92707 Colombes (France). Was previously Chief Financial Officer of ADN from January 1993 to October 1995, and Director, Management Control, of ABS until May 1996.

         Daniel Kolski, Vice President, Carrier Data Business of Alcatel since January 1999. He joined Alcatel in 1985 and was vice-president, product marketing of ADN since July 1993.

         (d) and (e) During the last five years, none of Purchaser, ADN or Parent and, to the best knowledge of Purchaser, ADN and Parent, none of the persons listed in Schedule I of the Offer to Purchase and none of the executive officers or directors of ADN has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

         (a)-(g) and (j) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; Other Matters") of the Offer to Purchase is incorporated herein by reference.

         (h) and (i) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") and Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

                                                               PAGE 6 OF 7 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(c) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") of the Offer to Purchase is incorporated herein by reference. Purchaser is a wholly-owned subsidiary of Alcatel USA, Inc. ("Alcatel USA"), which is a 50%-owned subsidiary of each of Parent and Alcatel USA Holdings, Inc. ("Alcatel USA Holdings"), which is a wholly-owned subsidiary of Parent. Each of Alcatel USA and Alcatel USA Holdings is thus deemed to benefically own the 4,943,705 Shares (as to which each has the right to acquire) beneficially owned by Purchaser and to have shared voting and dispositive power with respect to such Shares.

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") of the Offer to Purchase is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Offer to Purchase dated March 8, 1999 (incorporated herein by reference to Exhibit (a)(1) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 2 Agreement and Plan of Merger, dated as of March 1, 1999, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser on March 8, 1999)

Exhibit 3 Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser, Steven Y. Kim, Steve Y. Kim Living Trust and Kim Irrevocable Children's Trust (incorporated herein by reference to Exhibit (c)(2) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 4 Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser, Yuri Pikover, Pikover 1995 Irrevocable Trust, Pikover Trust and Pikover Irrevocable Children's Trust (incorporated herein by reference to Exhibit (c)(3) to the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser on March 8, 1999)

Exhibit 5 Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser and John Walecka (incorporated herein by reference to Exhibit (c)(4) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 6 Stock Option Agreement, dated March 1, 1999, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(5) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 7 Agreement as to Joint Filing of Schedule 13D among Parent, ADN and Purchaser

                                                               PAGE 7 OF 7 PAGES


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 1999

                                  ALCATEL


                                  By:  /s/  Serge Tchuruk
                                     -------------------------------------------
                                     Name:  Serge Tchuruk
                                     Title: Chairman and Chief Executive Officer


                                  ALCATEL DATA NETWORKS, S.A.


                                  By:  /s/  Olivier Baujard
                                   ---------------------------------------------
                                     Name:  Olivier Baujard
                                     Title: Chairman and Chief Executive Officer

                                  ZEUS ACQUISITION CORP.


                                  By:  /s/  Olivier Houssin
                                     -------------------------------------------
                                     Name:  Olivier Houssin
                                     Title: Chairman

                                  EXHIBIT INDEX

Exhibit 1 Offer to Purchase dated March 8, 1999 (incorporated herein by reference to Exhibit (a)(1) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 2 Agreement and Plan of Merger, dated as of March 1, 1999, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser on March 8, 1999)(c)(1)

Exhibit 3 Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser, Steven Y. Kim, Steve Y. Kim Living Trust and Kim Irrevocable Children's Trust (incorporated herein by reference to Exhibit (c)(2) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 4 Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser, Yuri Pikover, Pikover 1995 Irrevocable Trust, Pikover Trust and Pikover Irrevocable Children's Trust (incorporated herein by reference to Exhibit (c)(3) to the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser on March 8, 1999)

Exhibit 5 Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser and John Walecka (incorporated herein by reference to Exhibit (c)(4) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 6 Stock Option Agreement, dated March 1, 1999, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit (c)(5) to the Tender Offer Statement on
                  Schedule 14D-1 filed by Parent and Purchaser on March 8,
                  1999)

Exhibit 7 Agreement as to Joint Filing of Schedule 13D among Parent, ADN and Purchaser